FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

                                                                                                                      Santiago, June 4, 2019

                                                                                                                      Ger. Gen. N°16/2019

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’ Higgins N° 1449

Santiago

                                                                                                          Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Superintendence, and as duly authorized on behalf of Enel Chile S.A. (the “Company”), I hereby inform you of a significant event that as of June 4, 2019, Enel Generación Chile S.A. (“Enel Generación”) and GasAtacama Chile S.A., both controlled by Enel Chile S.A. (“Enel Chile” or the “Company”), signed an agreement, in line with our sustainability strategy and the strategic plan of the Enel Group in Chile, with the Ministry of Energy, defining how to proceed with the progressive closure of the coal-fired plants Tarapacá, Bocamina 1 and Bocamina 2, located, the first in Iquique and, the second and third in Coronel, with an installed gross capacity of 158 MW, 128W and 350 MW, respectively (hereafter, “Tarapacá”, “Bocamina 1”, “Bocamina 2” respectively) hereafter the “Agreement”.

The Agreement is subject to the condition precedent that the Power Transfer Regulation between generating companies enters into full effect, establishing, among others, the essential conditions that ensure a non-discriminatory treatment between the different generators and defines the Strategic Reserve State (“ERE” in Spanish”). In accordance with the Agreement, Enel Generación and GasAtacama would be formally and irrevocably obligated to the closing of Bocamina 1 and Tarapacá, respectively, from the National Electric System, establishing as deadlines no later than May 31, 2020, for the Tarapacá plant and no later than December 31, 2023, for Bocamina 1. With respect to Bocamina 2, it is expected that Enel Generación will set its early closure as its goal, no later than December 31, 2040. All the aforementioned are subject to the authorization established in the General Law of Electrical Services.

Therefore, Enel Generación and GasAtacama will record an impairment loss related to the Bocamina 1 and Tarapacá plants which will affect the Company's net result for the 2019 fiscal year, and as a consequence in Enel Chile, an approximate amount of US$ 270 million.

Regarding Bocamina 2, the financial effects will depend on factors that affect the behavior of the energy sector, such as, among others, the price of fuels, hydrological conditions, the growth of electricity demand and international inflation rates, which, as of this date, are not possible to determine.

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

Given the importance that the Agreement represents to the fulfillment of the commitments established to face the effects of climate change and in line with the renewable energy growth plan, Enel Chile will take all necessary measures so that the impairment does not impact the dividends for the fiscal year 2019 announced by the Company to investors in its strategic plan released to the market in November 2018.

Paolo Pallotti

Chief Executive Officer

c.c.:             Banco Central de Chile (Central Bank of Chile)

                    Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                    Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                   Comisión Clasificadora de Riesgos (Risk Classification Comisión)

                   Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

                    Depósito Central de Valores (Central Securities Depositary)

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: June 4, 2019